SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 30, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X     Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release ANGLOGOLD ASHANTI - OVERSUBSCRIPTION OF THE ADS RIGHTS OFFER

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
THIS IS NOT AN OFFER FOR THE SALE OF SECURITIES. NOT FOR RELEASE OR DISTRIBUTION IN OR INTO THE
UNITED STATES

30 June 2008

OVERSUBSCRIPTION OF THE ADS RIGHTS OFFER

Further to the press release on 26 June 2008, the Bank of New York, AngloGold Ashanti’s American
Depositary Share (“ADS”) rights agent, has received final acceptances and oversubscriptions for
32,624,944 ADS following the close of AngloGold Ashanti’s ADS rights offer on Monday, 23 June
2008. This represents a take-up ratio of approximately 148%.

As of the ADS record date of 3 June 2008 there were 89,266,223 ADS in issue, representing 32.1% of
AngloGold Ashanti’s issued ordinary shares. The ADS rights offer forms part of the ordinary share rights offer which expires on 4 July 2008.

Ordinary Share Rights Offer

As announced on 23 May 2008, the renounceable rights offer of 69,470,442 new ordinary shares of
ZAR 25 cents each to AngloGold Ashanti ordinary and E shareholders and AngloGold Ashanti ADS holders is at a subscription price of ZAR194.00 per rights offer share or ADS and in the ratio of
24.6403 rights offer shares for every 100 AngloGold Ashanti shares or ADS held.

The last day to trade the ordinary share letters of allocation on the JSE Limited was Friday, 27 June
2008. The ordinary share rights offer closes at 12:00 pm (South African time) on Friday, 4 July 2008.
The results of the rights offer are expected to be announced on Monday, 7 July 2008.

Johannesburg
JSE Sponsor : UBS

Goldman Sachs International, Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd., which are regulated in the United
Kingdom by the Financial Services Authority, are acting for AngloGold Ashanti and no-one else in connection with the rights offer and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of Goldman Sachs International,
Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd. nor for providing advice in connection with the rights offer. UBS
Limited is acting for AngloGold Ashanti and no-one else in connection with the rights offer and will not be responsible to anyone other than
AngloGold Ashanti for providing the protections afforded to clients of UBS Limited nor for providing advice in connection with the rights offer.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. AngloGold Ashanti has filed a registration statement in the United States under the
Securities Act of 1933, as amended, in connection with the offer and sale of the securities described herein and such securities were registered for offer and sale in the United States. Any public offering of securities in the United States has been or is being made by means of a prospectus and a related prospectus supplement that form part of this registration statement and that contains detailed information about AngloGold Ashanti and its management, as well as financial statements. Such prospectus may be obtained from AngloGold Ashanti at
76 Jeppe Street, Newtown, Johannesburg, South Africa.

The rights offer described in this announcement is only addressed to and directed at persons in member states of the European Economic
Area, or EEA, who are "Qualified Investors" within the meaning of Article 2(1)(e) of the Prospectus Directive. In addition, in the United
Kingdom, the rights offering is only addressed to and directed at (1) Qualified Investors who are investment professionals falling within
Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The new shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any
member state of the EEA other than the United Kingdom, Qualified Investors. In addition, due to restrictions under securities laws, the rights offer is not available to persons who are residents in Japan. The rights offer is also not addressed to, or directed at, holders of AngloGold
Ashanti GhDSs in Ghana or holders of AngloGold Ashanti CDIs who are resident outside Australia.

This announcement includes "forward-looking information" within the meaning of Section 27A of the Securities Act, and Section 21E of the
Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-
looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned",
"may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2007, which was filed with the Securities and Exchange Commission on 19 May 2008. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements.
Other unknown or unpredictable factors could also have material adverse effects on future results.

In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold Corporation (“GCGC”), AngloGold
Ashanti has filed with the SEC a registration statement on Form F-4 and GCGC has mailed a proxy statement/prospectus to its shareholders. Shareholders can receive a free copy of the proxy statement/prospectus as well as other filings containing information about
AngloGold Ashanti and GCGC, without charge, at the SEC’s Internet site (http://www.sec.gov). A special meeting of GCGC shareholders to approve the transaction is scheduled to be held on 30 June 2008, after which the results of the special meeting will be announced.
Queries
South Africa
Tel:
Mobile:
E-mail:
Himesh Persotam (Investor Relations)  +27 (0) 11 637-6647
+27 (0) 82 339 3890 hpersotam@AngloGoldAshanti.com
Alan Fine (Media) +27 (0) 11 637-6383 +27 (0) 83 250 0757 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637- 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 30, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary